FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated January 16, 2007 by Excel Maritime Carriers Ltd. announcing that Excel Maritime Carriers Enters into a Time Charter Agreement for M/V Renuar at $26,000 per day

NEWS RELEASE for January 16, 2007

Contact:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel:  (212) 661-7566

Fax: (212) 661-7526

E-Mail: nbornozis@capitallink.com

www.capitallink.com

Company:

Christopher Georgakis

Chief Executive Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia & Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: info@excelmaritime.com

 http://www.excelmaritime.com

Excel Maritime Carriers Enters into a Time Charter Agreement for

M/V Renuar at $26,000 per day

ATHENS, GREECE – January 16, 2007 -- Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has chartered M/V Renuar for a period of 22 to 24 months at US $26,000 per day to a first class European charterer. The vessel will be delivered into charter on January 24, 2007.

M/V Renuar is a Panamax dry bulk carrier of 70,128 dwt, built in 1993 in China, which the company acquired and took delivery of in April 2005.

CEO Christopher Georgakis commented, “ We are pleased to announce that we have secured M/V Renuar under a profitable long-term employment to a first class European charterer. This is within the context of our strategy of taking advantage of the strong shipping markets and securing long term employment for our vessels at rates which enable us to generate strong, stable and predictable cash flows. F ollowing this charter agreement, 70% of our fleet operating days for the first quarter of 2007 and 45% for the full year of 2007 are fixed under short and long term time charters. ”

Fleet Deployment (as of January 16, 2007)

Vessel Name	DWT	Year Built	Type	Deployment	Charter Commencement	Charter Period	Charter Hire
Isminaki	74,577	1998	Panamax	Period	2/25/2005	24-26 months	$31,250
Birthday	71,504	1993	Panamax	Period	4/1/2005	24-26 months	$28,100
First Endeavour	69,111	1994	Panamax	Period	5/7/2005	24-25 months	$28,500
Angela Star	73,798	1998	Panamax	Period	10/27/2006	24-26 months	$26,500
Powerful	70,083	1994	Panamax	Period	4/12/2005	24 months	$28,000
Happy Day	71,694	1997	Panamax	Period	12/09/2006	23-25 months	$25,500
Renuar	70,128	1993	Panamax	Period	01/24/2007	22-24 months	$26,000
Rodon	73,670	1993	Panamax	Period	11/28/2006	20-23.5 months	$24,000
Fortezza	69,634	1994	Panamax	Period	8/30/2006	12-14 months	$28,000
Emerald	45,572	1998	Handymax	Period	7/8/2006	11-13 months	$20,000
Attractive	41,524	1985	Handymax	Period	2/4/2006	11-13 months	$14,000
Elinakos	73,751	1997	Panamax	Period	7/28/2006	11-12 months	$22,000
Marybelle	42,552	1987	Handymax	Short Period	1/15/2007	6-8 months	$25,000
Vessel Name	DWT	Year Built	Type	Deployment
Princess I	38,858	1994	Handymax	Spot
Lady	41,090	1985	Handymax	Spot
Goldmar	39,697	1984	Handymax	Spot
Swift	37,687	1984	Handymax	Spot

About Excel Maritime Carriers Ltd

The Company is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. The company’s current fleet consists of 17 vessels (ten Panamax and seven Handymax vessels) with a total carrying capacity of 1,004,930 dwt. The Company was incorporated in 1988 and its common stock had been listed on the American Stock Exchange (AMEX) since 1998. As of September 15, 2005 Excel Maritime is listed on the New York Stock Exchange (NYSE), trading under the symbol EXM. For more information about the Company, please go to our corporate website www.excelmaritime.com.

Forward Looking Statement

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company’s growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

SIGNATURES

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated:  January 16, 2007        By: /s/ Christopher J. Georgakis

                                     ----------------------------

                                       Christopher J. Georgakis

President and Chief Executive Officer